UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Sasol Limited

(Exact name of registrant as specified in its charter)

Republic of South Africa	**001-31615**	**N/A**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Sasol Place, 50 Katherine Street, Sandton	**N/A**
(Address of principal executive offices)	(Zip Code)

Elizna Viljoen, Group Company Secretary
Tel. No. +27 83 306 6985
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

____ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, ________ .

_X_ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended June 30, 2024.

Exhibit 2.01

Resource Extraction Payment Report – Natural Gas Exploration and Production

Reporting year: July 1, 2023 to June 30, 2024

Project Disclosed: Natural gas exploration and production in Mozambique

Reporting Currency: United States Dollar (USD)

Resource and method of extraction: Natural gas (with condensate as a byproduct), use of well

Country	Currency	Business Segment	Payee name	Department, Agency, etc. within Payee that received Payments	Taxes	Royalties	Fees	Production entitlement	Bonuses	Dividends	Infrastructure improvement payments	Community & Social Responsibility Payments	Total Payments	Notes
Mozambique	MZN	Regional Operations Asset Services (ROAS)	Government of Mozambique	Instituto Nacional de Petroleo			673 566						**673 566**	***1***
Mozambique	MZN	ROAS	Government of Mozambique	Empresa Nacional de Hidrocarbonetos					200 000				**200 000**	***2***
Mozambique	MZN	ROAS	Government of Mozambique	Mozambique Tax Authorities	138 338 836	11 887 093							**150 225 929**	***3***
Mozambique	MZN	ROAS	Government of Mozambique	Ministries and other government institutions			268 337					4 153 469	**4 421 806**	***4***
Total					**138 338 836**	**11 887 093**	**941 903**		**200 000**			**4 153 469**	**U$ 155 521 301**	

Notes:

1. Reporting currency is USD and actual payments in Mozambique are made in MZN. Conversion rate is 63.625 for each US Dollar using weight average of exchange rates during the reporting year.
2. Reporting currency is USD and actual payments in Mozambique are made in MZN. Conversion rate is 63.625 for each US Dollar using weight average of exchange rates during the reporting period.
3. Reporting currency is USD and actual payments in Mozambique are made in MZN. Conversion rate is 63.625 for each US Dollar using weight average of exchange rates during the reporting period.
4. Ministries and other government institutions. Reporting currency is USD and actual payments in Mozambique are made in MZN. Conversion rate is 63.625 for each US Dollar using weight average of exchange rates during the reporting period.

Resource Extraction Payment Report – Coal Mining

Reporting year: July 1, 2023 to June 30, 2024

Project Disclosed: Coal mining activities in Mpumalanga, South Africa

Reporting Currency: South African Rand (ZAR)

Resource and method of extraction: Coal, underground mining

Country	Currency	Business Segment	Payee name	Department, Agency, etc. within Payee that received Payments	Taxes	Royalties	Fees	Production entitlement	Bonuses	Dividends	Infrastructure improvement payments	Community & Social Responsibility Payments	Total Payments	Notes
South Africa	ZAR	Sasol Mining	Government of South Africa	Department of Minerals			R9,223						**R9,223**	
South Africa	ZAR	Sasol Mining	Government of South Africa	Department of Police Road			R185,891						**R185,891**	
South Africa	ZAR	Sasol Mining	Government of South Africa	Department of Water and Sanitation			R 3,163						**R 3,163**	
South Africa	ZAR	Sasol Mining	Government of South Africa	Department of Housing			R1,005,274						**R1,005,274**	
South Africa	ZAR	Sasol Mining	Government of South Africa	ESKOM			R88,322,788						**R88,322,788**	
South Africa	ZAR	Sasol Mining	Government of South Africa	Govan Mbeki Municipality								R 8,680,105	**R 8,680,105**	*1*
South Africa	ZAR	Sasol Mining	Government of South Africa	Lekwa Municipality								R 298,349	**R 298,349**	*1*
South Africa	ZAR	Sasol Mining	Government of South Africa	Mine Health Safety Council			R2,506,273						**R2,506,273**	
South Africa	ZAR	Sasol Mining	Government of South Africa	South African Revenue Services	R640,904	R361,070,910							**R361,711,814**	
South Africa	ZAR	Sasol Mining	Government of South Africa	South African Revenue Services	R549,536,979								**R549,536,979**	
Total					**R550,177,883**	**R361,070,910**	**R98,091,987**					**R8,978,454**	**R1,018,319,234**	

Notes:

1. Relates to community and Social Responsibility projects for communities within which we operate, in line with our mining licenses.

Resource Extraction Payment Report – Sasol South Africa Limited, Payment of Taxes at the Entity Level

Reporting year: July 1, 2023 to June 30, 2024

Project Disclosed: *Sasol South Africa Limited, payment of taxes at the entity level*

Reporting Currency: South African Rand (ZAR)

Resource and method of extraction: Not applicable. Payment of taxes at the entity level

Country	Currency	Business Segment	Payee name	Department, Agency, etc. within Payee that received Payments	Taxes	Royalties	Fees	Production entitlement	Bonuses	Dividends	Infrastructure improvement payments	Community & Social Responsibility Payments	Total Payments	Notes
South Africa	ZAR	Sasol South Africa Limited	Government of South Africa	South African Revenue Services	R1 353 794 501								**R1 353 794 501**	
South Africa	ZAR				R3 637 073 896								**R3 637 370 548**	
South Africa	ZAR			Transnet Engineering			R3 450 000						**R3 450 000**	
Total:					**R4 990 868 397**		**R3 450 000**						**R4 994 318 397**	

Resource Extraction Payment Report – Sasol South Africa, Natural Gas

Reporting year: July 1, 2023 to June 30, 2024

Project Disclosed: Sasol South Africa Limited, Natural Gas

Reporting Currency: South African Rand (ZAR)

Resource and method of extraction: Natural Gas. Distribution and transportation of pipeline gas

Country	Currency	Business Segment	Payee name	Department, Agency, etc. within Payee that received Payments	Taxes	Royalties	Fees	Production entitlement	Bonuses	Dividends	Infrastructure improvement payments	Community & Social Responsibility Payments	Total Payments	Notes
South Africa	ZAR	Sasol Gas	Government of South Africa	South African Revenue Services	R1 336 097 021								**R1 336 097 021**	
South Africa	ZAR	Sasol Gas			R2 361 987 856								**R2 361 987 856**	
South Africa	ZAR	Sasol Gas		National Energy Regulator of South Africa			R85 807 156						**R85 807 156**	
Mozambique	MZN	Sasol Gas	Government of Mozambique	ROMPCO LDA			R4 169 943 760						**R4 169 943 760**	*1*
Total					**R3 698 084 877**		**R4 255 750 916**						**R7 953 835 793**	

Notes:

1. Reporting currency is ZAR and actual payments in Mozambique were made in ZAR.

Resource Extraction Payment Report – Synthetic Fuels

Reporting year: July 1, 2023 to June 30, 2024

Project Disclosed: Sasol South Africa Limited, Synthetic Fuels

Reporting Currency: South African Rand (ZAR)

Resource and method of extraction: Coal and gas based synthetic fuels. Manufacturing capacity, converting syngas into a range of synthetic fuels components, heating fuels and chemical feedstock.

Country	Currency	Business Segment	Payee name	Department, Agency, etc. within Payee that received Payments	Taxes	Royalties	Fees	Production entitlement	Bonuses	Dividends	Infrastructure improvement payments	Community & Social Responsibility Payments	Total Payments	Notes
South Africa	ZAR	Sasol Synfuels	Government of Mozambique	Empresa Nacional de Hidrocarbonetos			R170 834 025						**R170 834 025**	*2*
South Africa	ZAR	Sasol Synfuels		Republic of Mozambique Pipeline			R68 807 224						**R68 807 224**	*3*
Mozambique	MZN	Sasol Synfuels		ROMPCO LDA			R19 404 427						**R19 404 427**	*1*
South Africa	ZAR	Sasol Synfuels	Government of South Africa	Compensation Commissioner			R46 350 435						**R46 350 435**	
South Africa	ZAR	Sasol Synfuels		Department of Water and Sanitation			R982 442 498						**R982 442 498**	
South Africa	ZAR	Sasol Synfuels		ESKOM			R11 007 011 593						**R11 0007 011 593**	
South Africa	ZAR	Sasol Synfuels		Govan Mbeki Municipality			R135 083 126						**R135 083 126**	
Total							**R12 429 933 327**						**R12 429 933 327**	

Notes:

1. Reporting currency is ZAR and actual payments in Mozambique were made in ZAR.
2. Reporting currency is ZAR and actual payments in Mozambique were made in United States Dollar (USD). Conversion rate is 18.80 for each US Dollar using weight average of exchange rates during the reporting year.
3. Reporting currency is ZAR and actual payments in Mozambique were made in United States Dollar (USD). Conversion rate is 18.80 for each US Dollar using weight average of exchange rates during the reporting year.

Resource Extraction Payment Report – Production of chemicals

Reporting year: July 1, 2023 to June 30, 2024

Project Disclosed: ***Sasol South Africa Limited, Production of Chemicals***

Reporting Currency: South African Rand (ZAR)

Resource and method of extraction: Manufacturing or production of Commodity Chemicals (e.g. Monomers, Mining Chemicals and reagents) and Advanced Chemicals (e.g. aluminas, carbon and cobalt Fisher-Topsch catalyst)

Country	Currency	Business Segment	Payee name	Department, Agency, etc. within Payee that received Payments	Taxes	Royalties	Fees	Production entitlement	Bonuses	Dividends	Infrastructure improvement payments	Community & Social Responsibility Payments	Total Payments	Notes
South Africa	ZAR	Sasol Chemicals	Government of South Africa	ESKOM			R1 284 324 836						**R1 284 324 836**	
South Africa	ZAR			ESKOM North Western Region			R106 176 961						**R106 176 961**	
South Africa	ZAR			Metsimaholo Local Municipality			R128 988 320						**R128 988 320**	
South Africa	ZAR			Mpumalanga Economic Growth Agency			R20 370 200						**R20 370 200**	
South Africa	ZAR			National Ports Authority of South Africa			R20 648 123						**R20 648 123**	
South Africa	ZAR			National Research Foundation								R18 106 080	**R18 106 080**	
South Africa	ZAR			Transnet Engineering			R66 328 993						**R66 328 993**	
South Africa	ZAR			Transnet Freight Rail			R314 394 400						**R314 394 400**	
South Africa	ZAR			Transnet Freight rail			R108 335 552						**R108 335 552**	
South Africa	ZAR			Transnet NPA Durban			R22 772 222						**R22 772 222**	
South Africa	ZAR			City of Johannesburg			R1 688 402						**R1 688 402**	
South Africa	ZAR			Railway Safety Permit			R2 653 534						**R2 653 534**	
				Total			**R2 076 681 544**					**R18 106 080**	**R2 094 787 624**	

TOTAL PAYMENTS BY PAYEE

Payee	Type of Payment	Total Aggregate Payment
Government of South Africa (ZAR)	Taxes	9 239 131 157
	Royalties	361 070 910
	Fees	14 349 111 182
	Community and Social Responsibility Payments	27 084 534
	TOTAL	**23 976 397 783 ZAR**
Government of Mozambique (USD)	Taxes	138 338 836
	Royalties	11 887 093
	Fees	941 903
	Bonuses	200 000
	Community and Social Responsibility Payments	4 153 469
	TOTAL	**155 521 301 USD**
Government of Mozambique (ZAR)	Fees	R4 514 796 592
	TOTAL	**R4 514 796 592 ZAR**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SASOL LIMITED

By: /s/ E Viljoen
Name: Elizna Viljoen
Title: **Group Company Secretary**

Date: 31 March 2025